UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.2)

MERU NETWORKS, INC.

(Name of Subject Company (Issuer))

MALBROUCK ACQUISITION CORP.

a wholly owned direct subsidiary of

FORTINET, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

59047Q103

(Cusip Number of Class of Securities)

John Whittle

Vice President and General Counsel

Fortinet, Inc.

899 Kifer Road

Sunnyvale, California 94086

Telephone: (408) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey Vetter

Andrew Luh

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Telephone: (650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$49,723,374.94	$5,777.86

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase up to 30,505,138 shares of common stock, par value $0.0005 per share, of Meru Networks, Inc. (“Meru”), at a purchase price of $1.63 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Such shares consist of (i) 24,499,685 shares of common stock of Meru that were issued and outstanding as of June 4, 2015; and (ii) 6,005,453 shares of common stock of Meru potentially issuable upon exercise of outstanding Meru equity securities convertible into shares as of June 4, 2015. The foregoing figures have been provided by the issuer to the offeror and are as of June 4, 2015, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,777.86	Filing Party: Malbrouck Acquisition Corp., Fortinet, Inc.
Form or Registration No.: Schedule TO-T; Schedule TO-T/A	Date Filed: June 9, 2015; June 29, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 9, 2015 and amended on June 29, 2015 (as amended, the “Schedule TO”) and relates to the offer of Malbrouck Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.0005 per share (each, a “Share”), of Meru Networks, Inc., a Delaware corporation (“Meru”), at a purchase price of $1.63 per Share net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Fortinet, Inc. (“Fortinet”). This Amendment No. 2 is being filed on behalf of Fortinet and Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, at the end of July 7, 2015. The Depositary for the Offer has advised Fortinet and the Purchaser that, as of the expiration of the Offer, a total of 14,835,691 Shares had been validly tendered into and not withdrawn pursuant to the Offer, representing approximately 60.18% of the 24,648,932 outstanding Shares as of 12:00 midnight, New York City time, at the end of July 7, 2015. Additionally, the Depositary has advised Fortinet and the Purchaser that an additional 102,563 Shares had been tendered by notice of guaranteed delivery. The Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of Meru in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Accordingly, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Purchaser and Fortinet intend to consummate a merger in which the Purchaser will merge with and into Meru (the “Merger”), with Meru surviving the Merger and continuing as a wholly owned subsidiary of Fortinet, as promptly as practicable in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Meru to adopt the Merger Agreement or consummate the Merger in accordance with Section 251(h) of the DGCL. No other action by the stockholders of Meru will be required pursuant to Delaware law or otherwise. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Meru or owned by Fortinet or the Purchaser, or by any direct or indirect wholly owned subsidiary of Meru or Fortinet (in each case, other than Shares held on behalf of third parties), all of which will be cancelled and will cease to exist and (ii) Shares owned by stockholders of Meru who perfect their appraisal rights under Section 262 of the DGCL, will be converted into the right to receive an amount of cash equal to the Offer Price, without interest, and less any required tax withholding. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Promptly following consummation of the Merger, Fortinet intends to cause all Shares to be delisted from the NASDAQ and deregistered under the Exchange Act.

On July 8, 2015, Fortinet issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(D) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(D) Press Release issued by Fortinet, Inc. on July 8, 2015.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2015

Malbrouck Acquisition Corp.

By:	/s/ John Whittle
Name: John Whittle
Title: General Counsel and Secretary

Fortinet, Inc.

By:	/s/ John Whittle
Name: John Whittle
Title: Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 9, 2015.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated June 9, 2015.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Fortinet, Inc. and Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(B)	Employee Presentation issued by Fortinet, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(C)	Email sent to employees of Meru Networks, Inc. on May 27, 2015 (incorporated by reference to the Schedule TO filed by Fortinet, Inc. on May 27, 2015).

(a)(5)(D)	Press Release issued by Fortinet, dated July 8, 2015**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2015, among Fortinet, Inc., Malbrouck Acquisition Corp. and Meru Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Meru Networks, Inc. with the SEC on May 27, 2015).

(d)(3)	Mutual Non-Disclosure Letter Agreement, dated March 13, 2013, by and between Fortinet, Inc. and Meru Networks, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed by Purchaser and Fortinet with the Securities and Exchange Commission on June 9, 2015, with Amendment No.1 to the Tender Offer Statement on Schedule TO, filed on June 29, 2015.
**	Filed herewith.